JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 1, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 207

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to the Trust on May 11, 2012 with respect to the JPMorgan SmartAllocation Income Fund, the JPMorgan SmartAllocation Equity Fund and each of the ten JPMorgan SmartRetirement® Blend Funds listed on Exhibit A (collectively, the “Funds”). We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 as amended, which will be automatically effective on or around June 12, 2012 pursuant to the Rule.

Global Comments – All Prospectuses

Fees and Expenses of the Funds

1.	Comment: Please confirm that the contractual fee waivers referenced in footnote 2 to the Annual Fund Operating Expenses table (the “Fee Waivers”) will remain in effect for at least one year.

Response: We confirm that each of the Fee Waivers will remain in effect for at least one year.

JPMorgan SmartRetirement® Blend Funds

Main Investment Strategies

2.	Comment: Please review the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”). Please confirm that the Risk/Return Summaries specify the types of derivatives that the JPMorgan SmartRetirement Blend Funds intend to utilize as part of their principal investment strategy including whether the JPMorgan SmartRetirement Blend Funds will use exchange traded futures or other derivatives for hedging purposes.

Response: We believe the current disclosure specifically identifies the types of derivatives that the JPMorgan SmartRetirement Blend Funds intend to utilize as part of their principal strategy (e.g., futures contracts including exchange traded futures) and identifies how they will be used as part of the Fund’s principal investment strategy (e.g., adjusting exposure or overweighting or underweighting among sectors and markets). Although the use of derivatives to overweight or underweight among sectors and markets may have the effect of hedging other investments, we believe the current disclosure is more precise and provides more detail on how derivatives will be used rather than merely saying derivatives will be used for hedging. Please note that we intend to indicate in the “More About the Funds” section that, while not part of its principal investment strategy, the JPMorgan SmartRetirement Blend Funds may use futures and other derivatives for interest rate risk management to adjust the duration position of a JPMorgan SmartRetirement Blend Fund.

JPMorgan SmartAllocation Income Fund

Main Investment Risks

3.	Comment: The main investment strategy indicates that the JPMorgan SmartAllocation Income Fund may invest in securities with longer maturities. Please disclose the risks associated with investing in fixed income securities with longer maturities.

Response: The following disclosure will be added to the “Main Risks” of the JPMorgan SmartAllocation Income Fund.

Securities with greater interest rate sensitivity and longer durations tend to produce higher yields, but are subject to greater fluctuations in value.

In connection with your review of the Fund’s Post-Effective Amendments No. 207 to the Registration Statement filed by the Trust on March 29, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in

Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

Exhibit A

List of JPMorgan SmartRetirement® Blend Funds

JPMorgan SmartRetirement® Blend Income Fund

JPMorgan SmartRetirement® Blend 2015 Fund

JPMorgan SmartRetirement® Blend 2020 Fund

JPMorgan SmartRetirement® Blend 2025 Fund

JPMorgan SmartRetirement® Blend 2030 Fund

JPMorgan SmartRetirement® Blend 2035 Fund

JPMorgan SmartRetirement® Blend 2040 Fund

JPMorgan SmartRetirement® Blend 2045 Fund

JPMorgan SmartRetirement® Blend 2050 Fund

JPMorgan SmartRetirement® Blend 2055 Fund

4